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                              August 5, 2021

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 28, 2021
                                                            File No. 024-11293

       Dear Mr. Marble:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 3 to Form 1-A

       General

   1. It appears that the warrants included in the units sold by the selling shareholders have not been, and will never
be, issued to the selling shareholders. If this is the case, please explain how the selling
shareholders are able to sell a unit, a portion of which they do not own. If instead it is
contemplated that you will first compete a private placement of the warrant before
qualification, please update the offering statement accordingly.
   2.                                                   We note the disclosure
that the Company   s featured issuers will issue the Company
                                                        restricted equity in
their companies as partial payment for the Company   s services and
 Darren Marble
Crush Capital Inc.
August 5, 2021
Page 2
         that the Company intends to structure and manage these holdings as not to become subject to the requirements of the Investment Company Act of 1940. We also note the response in your April 14, 2021 response letter that the Company would expect all issuers selected by Dalmore to contractually commit to paying the same fixed dollar amount in equity compensation. Please discuss how the Company intends to structure and manage these holdings so as not to become subject to the requirements of the Investment Company Act of 1940.
3. We note the disclosure that the Company has started the process of applying to be a broker-dealer and that if the Company is successful, it would be subject to extensive and stringent regulation. Further, we note that until the Company becomes a broker-dealer, the responsibilities of certain participants in the show, of selecting participants in the
         show, and of soliciting investors via the Company   s Platform will be
assumed by Dalmore
         Group, LLC, a registered broker-dealer. We also note that Dalmore will be responsible for selecting issuers, identifying and soliciting investors, and reviewing the show before airing and that the Company will only provide input as to entertainment value.

                Please tell us whether Dalmore Group intends to take on all of the responsibilities the
              Company would be subject to when it becomes a registered broker-dealer. Further, please explain whether the Company or Dalmore will be liable for all statements
              made on the Company   s Platform.

                Please provide us with a detailed explanation of the Company s involvement in the selection process with Dalmore.

                Please also provide us with a description of what is or will be included in the agreement between the Company and Dalmore with respect to fees, expenses, or compensation.
4. We note the disclosure that the Company will only be hosting featured issuers on the website and producing the show and will not be actively soliciting investors. However,
         the Company   s Platform seems to be actively soliciting the public
for securities offerings
         and providing them with a mechanism to invest through your website. Further, the
         Company   s Platform seems to promote specific issuers. Please
reconcile the differences
         between your offering statement and the material on the Company   s
Platform. Further,
         based on the material on the Company   s Platform, please provide a
detailed analysis of
         why the Company and the Company's Platform are not required to register as a broker-
         dealer.
5. We note the disclosure in your June 25, 2021 Offering Statement that states that your role
FirstName LastNameDarren Marble
       in connecting issuers, investors, and broker-dealers does not fall within the Proposed
Comapany    NameCrush
       Finders Order andCapital  Inc.to previously issued    no-action letters
  by the SEC Staff.
                          is similar
AugustPlease  provide
        5, 2021 Page 2a detailed analysis for these assertions.
FirstName LastName
 Darren Marble
FirstName  LastNameDarren Marble
Crush Capital Inc.
Comapany
August     NameCrush Capital Inc.
       5, 2021
August
Page 3 5, 2021 Page 3
FirstName LastName
       Please contact Charlie Guidry, Special Counsel, at 202-551-3621 or Mara Ransom,
Industry Office Chief, at 202-551-3264 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services